

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

May 4, 2016

Mr. David J. Frear
Executive Vice President and
Chief Financial Officer
Sirius XM Holdings Inc.
1221 Avenue of the Americas, 36th Floor
New York, New York 10020

Re: Sirius XM Holdings Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 4, 2014
File No. 001-34295

Dear Mr. Frear:

We have reviewed your filing and have the following comment. Please comply with the comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response, we may have additional comments.

<u>2015 Compensation Snapshot: Compensation of Our Chief Executive Officer, page 35</u>

1. You state on page 43 of Schedule 14A that James E. Meyer, under his new employment agreement, is "entitled to participate in any bonus plans generally offered to our executive officers, with an annual target bonus opportunity of 250% of his annual base salary. In future filings, please describe the specific circumstances underlying the Board's decision to pay cash bonuses significantly higher than targeted amounts.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Kempf, Senior Staff Accountant, at (202) 551-3352 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3835 if you have any questions regarding the comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications